SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                      For the period dated as of June, 1996



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                  Monksland, Athlone, County Westmeath, Ireland
                    (Address of principal executive offices)




                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X     Form 40-F
                                        ---               ---


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No  X
                                         ---     ---



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                               UNAUDITED PRO FORMA
                         COMBINED FINANCIAL INFORMATION


                  The following unaudited pro forma combined financial information (the "Pro Forma Combined Financial Information") is based on the historical financial statements of Elan Corporation, plc ("Elan") and Athena Neurosciences, Inc. ("Athena") and has been prepared to illustrate the effects of the merger (the "Merger") of Athena with a wholly-owned subsidiary of Elan. The Pro Forma Combined Financial Information and accompanying notes should be read in conjunction with the historical financial statements of Elan and Athena. The pro forma combined statements of income for the year ended December 31, 1995 give effect to the Merger as if it had occurred on January 1, 1995. The historical statement of operations of Athena, which is prepared in U.S. dollars, has been converted into Irish pounds at the average rate during calendar 1995 between $ and IR(pound), as calculated by the Central Bank of Ireland at $1.6039. The pro forma combined balance sheet as of December 31, 1995 has been prepared as if the Merger had occurred on that date. The historical balance sheet of Athena, as of December 31, 1995, which is prepared in U.S. dollars, is converted at an Irish pound rate of $1.60, the Noon Buying Rate on December 31, 1995. The Pro Forma Combined Financial Information has been prepared in accordance with U.S. GAAP using the purchase method of accounting. The Pro Forma Combined Financial Information does not contain any adjustment to reflect any restatement of the net assets of Athena to conform with Elan's accounting policies or the costs, benefits or synergies resulting from the integration of Elan and Athena following the Merger. The Pro Forma Combined Financial Information is not necessarily indicative of any future results of operations or the results that might have occurred if the Merger had been consummated on the indicated dates.

                  The Merger will be accounted for using the purchase method of accounting. The total purchase cost of the Merger will be allocated to tangible and intangible assets and liabilities acquired based upon the reflected fair market values. Any allocation relating to in process research and development will be written off at the time of the Merger. The allocation of the aggregate purchase price reflected in the Pro Forma Combined Financial Information is preliminary. The final allocation of the purchase price is contingent upon final appraisals of the acquired assets.


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

                                    Unaudited
                          Pro Forma Combined Balance Sheet
                                  (in thousands)



                                                                           At December 31, 1995
                                                  Historical                                              Combined
                                             ---------------------                               ---------------------------
                                             Elan        Athena(i)      Adjustment    Note       Pro Forma      Pro Forma(i)
                                             ----        ---------      ----------    ----       ---------      ------------
Assets
Current assets:
  Cash and cash equivalents....  IR(pound)121,135 IR(pound)25,180  IR(pound)(10,000)   2    IR(pound)136,315       $218,104
    Marketable investment
      securities...............            86,861           3,751                --                   90,612        144,979
  Accounts receivable and
    prepayments................            30,328           4,044                --                   34,372         54,996
  Inventories..................            15,939           1,216                --                   17,155         27,447
                                    -------------    ------------      ------------             ------------   ------------
   Total current assets........           254,263          34,191           (10,000)                 278,454        445,526
                                      -----------    ------------      ------------             ------------   ------------
  Fixed assets:
    Property, plant and
      equipment (net)..........            57,219           2,934              --                     60,153         96,245
Other assets:
  Investments..................            43,613              --          (7,500)    1               36,113         57,781
  Intangible assets (net)......            49,599          17,984          47,875     2              115,458        184,733
                                      -----------    ------------    ------------               ------------   ------------
                                          150,431          20,918          40,375                    211,724
                                      -----------    ------------    ------------               ------------   ------------
338,759
Total assets...................  IR(pound)404,694 IR(pound)55,109 IR(pound)30,375           IR(pound)490,178       $784,285
                                ================= =============== ===============           ================   ============
Liabilities and shareholders
  equity
Current liabilities:
  Accounts payable and
    accrued liabilities........   IR(pound)16,411  IR(pound)5,696     IR(pound)--            IR(pound)22,107        $35,372
  Current portion of debt......                --           1,160              --                      1,160          1,856
                                      -----------    ------------    ------------               ------------   ------------
    Total current liabilities..            16,411           6,856              --                     23,267         37,228
- ----                                  -----------    ------------    ------------               ------------   ------------
Government grants..............             1,896              --              --                      1,896          3,034
Long-term debt.................           103,968          11,968          (7,500)    1              108,436        173,497
Minority interests.............               388              --              --                        388            621
                                      -----------    ------------    ------------               ------------   ------------
                                          106,252          11,968          (7,500)                   110,720        177,152
                                      -----------    ------------    ------------               ------------   ------------
Share capital..................             1,503             172             323     2                1,826          2,922
                                                                            (172)
Additional paid-in capital.....           214,726         107,618         364,828     2              579,554        927,286
                                                                        (107,618)
Equity adjustments from
  foreign currency translation.            (7,486)             --              --                     (7,486)       (11,978)
Retained earnings..............            73,288         (71,505)       (290,991)    2             (217,703)      (348,325)
                                                           71,505
  Shareholder's equity.........           282,031          36,285          37,875                    356,191        569,905
                                       ----------     -----------       ---------                  ---------      ---------
Total liabilities and
  shareholders' equity........   IR(pound)404,694 IR(pound)55,109 IR(pound)30,375           IR(pound)490,178       $784,285
                                ================= =============== ===============           ================    ===========
- -----------------------
(i) Translated for convenience at the Noon Buying Rate on December 31, 1995 of $1.60 = IR(pound)1.00.

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                          Notes to Unaudited Pro Forma
                             Combined Balance Sheet


1. Reflects the elimination of a $12 million 10% convertible subordinated loan (IR(pound)7,500,000), advanced by Elan to Athena in March 1995.

2. The Merger is expected to result in the issuance of 8,087,438 Elan Ordinary Shares, par value 4 Irish pence per share, resulting in an increase in share capital and additional paid-in capital of IR(pound)323,000 and IR(pound)364,828,000, respectively. In addition, Athena has options, warrants and convertible debt which are expected to be exercisable for, or convertible into 5,583,615 shares of Athena common stock, par value $.01 per share ("Athena Shares"), excluding any such instruments held by Elan. Under the Agreement and Plan of Merger dated March 18, 1996 (the "Merger Agreement") the holders of the options, warrants and convertible debt of Athena, will receive similar rights in Elan, adjusting the number of shares to which these instruments are entitled and the exercise/conversion price for the exchange ratio .2956 (the "Exchange Ratio") Elan American Depositary Shares ("ADSs"). The amount by which the quoted market value of the Elan ADSs exceeds the exercise price is included in additional paid-in capital and included in the purchase price. The share price used for the purpose of this calculation is that of the close of business on April 12, 1996 ($64.25). This was converted into Irish Pounds at the rate of $1.60 equals IR(pound)1.00, the noon buying rate in New York City on December 31, 1995. The total resulting purchase price approximates IR(pound)375,151,000 including transaction expenses of IR(pound)10,000,000. The purchase price is allocated as follows:

     Increase in fair value of intangible assets.....    IR(pound)47,875,000(a)
     In-process research and development.............            290,991,000(b)
     Net assets of Athena per balance sheet at
       December 31, 1995.............................             36,285,000
                                                                ------------
                                                                 375,151,000
                                                                ============
- ------------------------

     (a) Reflects an increase in the carrying value of intangible assets to their estimated fair value.

     (b) Reflects a one-time charge against earnings, representing the acquisition of in-process research and development activities estimated at IR(pound)290,991,000. This charge is excluded from the unaudited pro forma combined income statement as it is non-recurring.

3. In certain circumstances Elan may use the resulting cash and cash equivalents to acquire Elan ADSs in the open market subsequent to the consummation of the Merger.

                                       -4-

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                                    Unaudited
                         Pro Forma Statements of Income
                      (in thousands, except per share data)

                                                             Year Ended December 31, 1995
                                                            -----------------------------
                                         Historical                                             Combined
                                        ------------                                           ---------
                                                                                               Pro              Pro
                                     Elan          Athena(i)         Adjustment    Note     Forma(ii)        Forma(ii)(iii)
                                     ----          --------          ----------    ----     ---------        --------------
Revenues:
  Product sales and service
    revenues..................IR(pound)53,950  IR(pound)27,187      IR(pound)--         IR(pound)81,137       $129,819
  Research revenue............         19,208            6,119               --                  25,327         40,523
  Royalties and fees..........         51,161               --           (2,031)      1          49,130         78,608
                                  -----------      -----------         --------               ---------        -------
          Total revenues......        124,319           33,306           (2,031)                155,594        248,950
                                  -----------      -----------         --------               ---------         ------
Cost and expenses:
  Cost of goods and services
    sold......................         41,481           13,086            3,436       2          58,003         92,804
  Selling, general and
    administrative............         20,815           13,840               --                  34,655         55,448
  Research and development....         18,193           24,703           (2,031)      1          40,865         65,383
                                   ----------      -----------        ---------               ---------       --------

          Total operating
            expenses..........         80,489           51,629            1,405                 133,523        213,635
                                   ----------      -----------        ---------                 -------       --------
Operating income..............         43,830          (18,323)          (3,436)                 22,071         35,315
  Interest and other income...         12,144            1,010             (563)      1          12,591         20,145
  Interest expense............        (5,733)           (1,236)             563       1         (6,406)       (10,249)
  Share of losses of
    associates................          (754)               --               --                   (754)        (1,206)
  Minority interest...........             60               --               --                     60             96
                                  -----------     ------------        ---------             ----------      ---------
Income (Loss) before tax......         49,547          (18,549)          (3,436)                27,562         44,101
Taxation......................           (277)              --               --                   (277)          (444)
                                  -----------     ------------       ----------             ----------      ---------
Net Income (Loss).............IR(pound)49,270 IR(pound)(18,549) IR(pound)(3,436)       IR(pound)27,285       $ 43,657
                              =============== ================  ===============        ===============       ========
Earnings per ordinary,
  common and equivalent
  share.....................    IR(pound)1,36  IR(pound)(0.75)                           IR(pound)0.60          $0.97
                             ================  ===============                         ===============       ========

Weighted average number
  of ordinary, common
  and equivalent shares
  outstanding.................         36,223          24,569            8,986                  45,209         45,209
                                   ==========     ===========        =========               =========       ========


- -----------------------
(i)      Translated into IR(pound) at the average rate during calendar 1995 at the rate of IR(pound)1.00=$1.6039.
(ii)     As a result of the acquisition, Elan will incur a one-time charge against earnings representing the acquisition of in-process research and development estimated at
         IR(pound)290,991,000. This charge is excluded from the pro forma
         Combined Income Statement as it is a non-recurring item.
(iii)    Translated for convenience at the Noon Buying Rate on December 31, 1995 of $1.60=IR(pound)1.00.

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                          Notes to Unaudited Pro Forma
                              Statements of Income



1. Reflects the research transactions between Elan and Athena in the year ended December 31, 1995 and interest charged by Elan to Athena pursuant to a US$12 million 10% convertible subordinated loan advanced in March 1995.

2. Reflects the effect of increased amortization following the revaluation of Athena assets at their estimated fair value. The intangible assets will be amortized on a straight line basis over their expected useful lives, estimated at 15 years.

                                       -6-

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                                   SIGNATURES





                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ELAN CORPORATION, PLC



                                            By:  /s/ William F. Daniel
                                                 -------------------------
                                                 William F. Daniel
                                                 Group Financial Controller




Date:    June 19, 1996

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